

June 29, 2021

Marc D. Hamburg
SVP and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

      Re: Berkshire Hathaway Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 1, 2021
          File No. 001-14905

Dear Mr. Hamburg:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Other Critical Accounting Policies, page K-63

1. We note your disclosure related to Goodwill and indefinite-lived intangible asset impairment here and on page 40 of your Form 10-Q for the Quarterly Period ended March 31, 2021. In regards to your goodwill and the related impairment evaluation, please revise your future filings to identify the at-risk reporting units (i.e., fair value is not substantially in excess of the carrying value) and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance